OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Sober Network Inc.

215 NW 1st Avenue
Delray Beach, FL 33444

https://www.sobernetwork.com



2000 shares of Common Stock -B

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 214,000* shares of Common Stock B ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of Common Stock B ($10,000)

Company	Sober Network Inc.
Corporate Address	215 NW 1st Avenue, Delray Beach, FL 33444
Description of Business	Services for people recovering from substance abuse and addiction.
Type of Security Offered	Common Stock B
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$500.00

Perks*

$500-$1000+ If you invest $500, you will receive a free Coach Training Course.

$1,000+ If you invest $1,000 or more, you will receive the above training, 3 coaching sessions, plus a commemorative Sobercoin.

*All perks awarded after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Sober Network will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you

purchase. For example, if you buy 100 shares of Common Stock B at $5 / share, you will receive 10 Common Stock Class B bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

Description of Business

Sober Network is as unique ecosystem of care designed by Dr. Harold Jones. He is a leader in identifying cost effective solutions for the provision of health care services. The business model for the Sober Network is multifaceted and built on its core brand of Sober.com. It currently serves nearly two million visitors a year (2017 statistic provided by Google Analytics), and this traffic can be converted to community members via Sobercoin rewards. This same visitor can also be converted into ad revenue through lead generation.

Sober Network Inc. is in the business of providing innovative digital solutions and award-winning mobile applications that address the multiple and varying needs of the addiction and recovery industry. The Company is launching Sobercoin, a blockchain technology based token as an incentivized rewards program for improved addiction and recovery client results. The Company conducts its business operations under several different brands that have a singular purpose of assisting recovering addicts and service providers in the addiction and recovery industry to facilitate better results.

Once a member in our rewards driven community, the member is provided opportunities to generate additional Sobercoin by responding to offers. These offers consist of the visitor trading information for Sobercoin. They can generate even more by referring friends and family. Ad revenue is an option to explore in the offers as is "call to action" for other available services Sober Network provides.

One of the calls to action is an opportunity to trade Sobercoin for current products or services. We have a Sobercoaches.info training platform as well as professional coaches available to provide recovery coaching in exchange for Sobercoin. The Intro to Sober Coach training modules are on 1:1 exchange basis, whereas coach services differs from coach to coach. Visitors can always purchase the training if they do not want to earn Sobercoin. The nationally recognized training is sold in the marketplace via Google AdWords

Our *Sobersystems mobile* solution is a revenue stream waiting to explode. Sober.com visitor traffic will be encouraged to download and use the Sobersystems for accountability, data collection and to earn more Sobercoin. The app has an advertising

platform built in for additional revenue.

We believe the *Sobercoin* reward token is the first of its kind in the industry. Our goal is get Sobercoin adopted virally while introducing the digital concept to the treatment center executive teams. The value of the Sobercoin will be determined by adoption rates, utilization and scarcity. We intend to be in digital coin exchanges very soon so trading of the Sobercoin can occur and we can automate as much of the rewards process as possible. The institutional market will be offered blocks of Sobercoin at a fixed price per Sobercoin. The individual agency can distribute Sobercoin to their client base according to agency philosophy. Our goal is for Sobercoin to supplant the use of levels, points and strokes as a current reward model for achieving treatment goals and earning privileges.

Sobercoin is one of the first blockchain based digital tokens incentivizing an addict's motivation to stay clean, sober and in recovery. Sobercoin is securely stored in a wallet on a person's computer, laptop, tablet, or phone. Sober Network is uniquely positioned to launch Sobercoin based on its experience in the addiction and recovery space to understand the emerging technology market and the needs of the addicted population. Sobercoin is currently exchangeable for recovery coach training, advertising on Sober.com, online recovery coaching from Sober Network's provider network or for discounted rent at certain recovery residences in Florida.

In addition to the direct products and services provided through our brands, we intend to monetize the vast amount of data we have accumulated on user behavior to date, as well as additional information we anticipate generating through integrating our services. All data is anonymized through our fully HIPAA and HITECH Act compliant server clusters, redundantly provisioned through Amazon Web Services, Microsoft Azure, Digital Ocean, and Hostek.

Sober.com. Since December 2000, we believe Sober.com has been the leading online directory and community site for those seeking reliable treatment information for alcoholism and substance abuse. As a premier online resource, the site provides high quality education, information and help to the public. Designed to be easily used by addicts, as well as their family, friends or loved ones, we believe Sober.com is the starting point to find the best treatment and care as well as information on financial and clinical topics. As the pioneer in providing online addiction and recovery services information, we believe Sober.com remains as the most reputable, succinct, comprehensive and user-friendly site for anyone who needs quick access to treatment programs, detoxification centers, halfway houses, sober houses and an array of other addiction treatment services and programs.

Sobercoaches.info (rebranded from RecoveryCoaches.com). Sobercoaches offers a comprehensive, evidence-based online training program designed to provide all the skills and tools needed to gain certification. Students benefit from being able to study the course materials at their convenience by logging onto the testing center and completing training online. The course is approved for continuing education by an accredited State Board and can be used as a foundation when pursuing specialized credentials.

A sober coach's professional relationship with their client is collaborative and based on trust. The focus is on a strengths-based model that it helps clients identify and remove barriers preventing them from reaching their full potential. The sober coach works with the client to empower them to achieve their goals and dreams on their own through a winning combination of motivation, guidance and accountability. This transformative process has proven to be extremely beneficial to the person in recovery.

All Sobercoaches.info courses have been created by leading addiction recovery industry professionals and the methods presented are used every day by established recovery coaches. As an added benefit, students receive access to the Sobersystems App – a mobile recovery management system that allows the coach to keep track of their clients' progress using accountability tools. The innovative mobile app works to reduce relapse occurrence and provides fast access for early intervention. The interactive program also allows the recovering person to actively participate in their recovery while allowing their designated care manager to monitor the client's personal development and accountability.

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products, services and solutions. Management believes that the growth of the addiction and recovery market, mainstream market acceptance and the targeted products, services and solutions of Sober Network will insulate the Company from excessive reduced demand. Nevertheless, Sober Network has no control over these changes.

Sales, Supply Chain & Customer Base

Sales currently average approximately $3,000 per month.

Because of the nature of our online services we do not have suppliers of physical goods other than office supplies. Our primary providers of hosting and technical development services are A1 Technologies, Hostek, Amazon, Microsoft, Google and Digital Ocean. We also contract with multiple independent consultants and developers, none of which are material to the operations of the business.

Competition

Competition for Sober Network, its products and services comes from several companies that provide similar products and services in the addiction and recovery marketplace, including Hayver, Inc. ("Hayver"). While Hayver has developed a mobile application to assist addicts in their recovery efforts, it has also recently launched a crypto-incentivized rewards program for patients. While the Company identifies Hayver as a competitor, the Company does not believe that Hayver has the diversity of products, services, or digital solutions of Sober Network. In addition, we believe Hayver does not capture the broad-based demographic audience that Sober Network reaches through its varied solutions.

Other competitors, similarly, including inRecovery.org, in our opinion, do not effectively focus on the diverse customer base with regard to relatable products and services as the Company. Consequently, we believe they do not have the consistent staying power to capitalize on a significant portion of the overall addiction and recovery market. While there does exist some current competition, Management believes that Sober Network's products, services and solutions are demographically well positioned, top quality and unique in nature. The expertise of Management combined with the innovative nature of the Company's marketing approach, sets Sober Network apart from its competitors.

Liabilities and Litigation

Sober Network has long-term liabilities as detailed in the Balance Sheet, but no current liabilities except those incurred in the ordinary course of business.

Sober Network is not currently involved in any litigation.

The Team

Officers and Directors

Dr. Harold Jonas	Founder, Director and CEO

Dr. Harold Jonas, the visionary and CEO of Sober Network has been working in the helping professions since 1988. He has been working with Sober.com and its related entities, now consolidated at Sober Network Inc, since 1999. Starting from ground zero, he worked in a variety of agency settings until opening his private practice in 1994 called Intervention Strategies. In 1995, he opened Recovery Zone, his first recovery residence and from there began creating a series of new products and brands to service people in need. These included the internet directory, soberhouses.com in 2000 that evolved to Sober.com in 2003. A recovery coaching curriculum and service was incorporated into Sober.com in 2005, and a mobile app to provide long term recovery, called Sobersystems, was launched in 2012. The latest brand to be conceptualized and developed into the ecosystem of care is called Sobercoin. This revolutionary product will be the force behind a rewards-driven Sober Community. Dr.

Jonas consolidated all these independent efforts under one flag called Sober Network Inc. in 2015 specifically to offer the public an opportunity to make-a-contribution to the solution of drugs in America. We want to reduce feelings of powerlessness and helplessness and create an empowered community to take action! Since 1999, Dr. Jonas has been at the center of Sober Network, and each of its related digital properties, as Founder and CEO his unparalleled experience with both web and award-winning app development for the addiction & recovery industry has allowed him to build a nationally recognized brand. Joined by his seasoned team of dedicated professionals who are committed to effect positive change, Sober Network continues to be at the forefront of innovative technology for the addiction & recovery industry.

Related party Transactions

Sober Network has received approximately $3.5 million in investments and related transactions from its founder, Dr. Harold Jonas, which is shown as a long term liability in the accompanying balance sheet. Funds received in this crowdfunding transaction will not be utilized to retire any of that debt, but future investments through either additional public or private funding may be so utilized. On June 1, 2018 there was a Secured Promissory Note between Sober Network, Inc (maker) and Harold Jonas (holder) in the amount of $591,704 with an interest rate of 2.5% per annum on the unpaid principal amount until the sum owed is paid in full. On June 1, 2018 there was a Secured Promissory Note between Sober Network, Inc (maker) and Harold Jonas (holder) in the amount of $3,082,270. with an interest rate of 2.5% per annum on the unpaid principal amount until the sum owed is paid in full.

RISK FACTORS

These are the principal risks that related to the company and its business:

- There are several potential competitors. There is the possibility that new competitors could seize upon Sober Network's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than Sober Network, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Sober Network's intended market.
- Development Stage Business. Sober Network commenced operations in August 2015 and is organized as a 'C' Corporation under the laws of the State of Delaware. While the Company has only a limited history upon which an evaluation of its prospects and future performance can be made, it has already developed a series of innovative digital solutions and award-wining mobile applications. The Company's proposed operations are subject to all business risks associated with developing enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the

expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Sober Network will ever operate profitably.

- **Inadequacy of Funds.** Gross offering proceeds of a minimum of $10,000 and a maximum of $1,070,000 may be realized. Management believes that such proceeds will capitalize and sustain Sober Network sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

- **Any valuation at this stage is pure speculation.** Sober Network Inc is a compilation of four established brands in the addiction recovery industry. This pioneering ecosystem of care is far beyond other stand-alone products. To get a better grasp of value, the last known independent directory site was acquired by American Addictions Center in 2015 for $60 million. The computed multiple was 4 times revenue. This equated to approximately a million a month in advertising sales alone. Sober Network potentially can generate an equal amount plus additional revenue from increased call volume, sponsorship on its Sobersystems mobile app, sober coach training courses and its growth potential for increasing consultation services to trained coaches, Sobercoin sales and increased Sobercoin value if approved in various cryptocurrency focused exchanges. The price of the shares offered has been arbitrarily established by Sober Network, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to Sober Network. No one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Our business projections are only estimates** Management has prepared projections regarding Sober Network's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of Sober Network. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Sober Network's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into Sober Network's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of Sober Network's operations, those results cannot be guaranteed.

- Customer Base and Market Acceptance The Company has a varied customer base in the addiction and recovery industry. The Company develops products and services to assist addicts, as well as their family, friends and loved ones find information, treatment and care to maximize their recovery efforts. Additionally, the Company develops products and services to assist the healthcare industry by providing them the tools to empower patients to improve recovery efforts in order to achieve better health, while streamlining the care continuum for healthcare providers and managers. While the Company believes it can further develop the existing customer base, and develop a new customer base through the marketing and promotion of its products, services and websites, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce websites offer advantages over competitive companies and products, no assurance can be given that the Company's products and e-commerce websites will attain a degree of market acceptance on a sustained basis or that the Company will generate revenues sufficient for sustained profitable operations.

- Unanticipated Obstacles to Execution of the Business Plan The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

- Risks Associated with Expansion The Company plans on expanding its business through the development of new applications and solutions in the addiction and recovery industry, and the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

- General Economic Conditions The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products, services and solutions. Management believes that the growth of the addiction and recovery market, mainstream market acceptance and the targeted products, services and solutions of Sober Network will insulate the Company from excessive reduced demand. Nevertheless, Sober Network has no control over these changes.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Harold Jonas, 100% ownership, Common Stock A

Classes of securities

- Common Stock A: 5,000,000

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock A, $.001 par value per share ("Voting Common Stock" or "Common Stock A"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Common Stock A and Common Stock B sometimes shall be collectively referred to as "Common Stock."

Dividend Rights *(include if applicable)*

Subject to preferences that may be granted to any then outstanding preferred stock (none authorized at the time of this offering), holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time, based upon the results of operations and the Company's financial condition and any other factors the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock A are subject to and may be adversely affected by, the rights of the holders of shares of our Common Stock Class B and any additional classes of stock that may be designated in the future.

- Common Stock B: 0

Voting Rights *(of this security)*

The holders of shares of the Company's Common Stock B are not entitled to vote on any matter except as required under applicable law.

Dividend Rights *(include if applicable)*

Subject to preferences that may be granted to any then outstanding preferred stock (none authorized at the time of this offering), holders of shares of Common Stock B are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time, based upon the results of operations and the Company's financial condition and any other factors the Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all of the assets remaining after payment of liabilities and the liquidation preference of any future classes of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common

Stock B are subject to and may be adversely affected by, the rights of the holders of shares of our Common Stock Class A and any additional classes of stock that may be designated in the future.

What it means to be a Minority Holder

Holders of Common Stock B are not entitled to vote on any matter. Thus, as a non-voting minority holder of Common Stock B, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There also may be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In a registered Initial Public Offering
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated significant revenues and do not anticipate doing so until we have completed the updating and integration of our 4 brands which we anticipate solidifying and marketing in Q3 2018. The consolidation of Sober.com as a lead generator, Sobercoaches.info for coaching and training, Sobersystems mobile app for user accountability and now we are launching Sobercoin, The Currency of Recovery.

This push to create a rewards driven sober community will, as far as we know, be the first of its kind, catering to all demographics afflicted by the devastation of substance abuse and the growing national health emergency.

Complete control of Sober.com was obtained through a share buy back in 2015 and a major re-boot was begun.

Sober Network is a compilation of four established brands in its health vertical. The pioneering ecosystem of care is far beyond other stand-alone products. To get a better grasp of value, the last known independent directory site was acquired by American Addictions Center in 2015 for $60 million. The computed multiple was 4 times revenue. This equated to approximately $1 million a month in advertising sales alone. Sober Network potentially can generate an equal amount plus additional revenue from increased call volume, sponsorship on its Sobersystems mobile app, sober coach training courses and its growth potential for increasing consultation services to trained coaches, Sobercoin sales and increased Sobercoin value if approved in various cryptocurrency focused exchanges.

Financial Milestones

Sober Network has been in development mode since August 2015 after beginning the consolidation of its three original operating divisions, Sober.com, Sobersystems mobile apps, and Sober Coaching, and now the impending launch of a fourth -- Sobercoin, The Currency of Recovery.

With the redesign and integration of all four divisions we expect to achieve rapid growth in revenue and profitability in 2019.

We plan on being profitable within 12 months of launch. Traffic will continue to build off the nearly 2 million unique visitors we generated organically in 2017. The Sober.com brand creates traffic that will be encouraged to join with call to action in advertising and on the site once rebuild into a more programmer friendly code is successfully completed.

Proceeds from our successful stock offering will allow us to re-code core product brands, specifically Sober.com and give us the opportunity to penetrate the market deeper.

Additional funds are allocated for recruiting, training and retaining a talent pool invested in effecting change. Sales, marketing, social media and programming are all areas that require resources for successful implementation.

To gain an immediate presence we have identified well attended professional conferences such the Cape Cod Symposium, NAADAC national conference, NCAD and the West Coast Symposium on Addictions. These face-to-face interactions have historically created a higher level of interest in our brands and services. We will now be introducing the ecosystem of care. This prospecting can convert into revenue by having existing agencies incorporate all or a part of the ecosystem.

The introduction of Sobercoin as The Currency of Recovery and empowering the entire ecosystem of online, web, telehealth services currently provided by Sober Network Inc., and the integration of treatment, sober living and other recovery related services provided by third parties, are expected to enhance Sober.com and Sober Network's position as an industry leader.

Liquidity and Capital Resources

Sober Network is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. We currently have $50,000 cash on hand and have $50,000 in shareholder loans available. The funds from this campaign are critical to expanding our operations. The funds from this campaign are intended to further development the technology underpinning our products; they are not necessary to the viability of the company. If we raise our minimum funding goal, the company will be able to operate for approximately 6 months, assuming minimal revenue and current $15K-$20K in monthly expenses. If we raise the maximum funding amount, we will be able to operate for approximately one year given the increase in expenses and capital expenditures for which this Regulation CF campaign is being pursued. We are negotiating the sale of non-core assets as well as negotiating with private investors for a contemplated private placement following the completion of this Regulation CF campaign.

Indebtedness

Sober Network has an outstanding promissory note to the company founder, Dr. Harold Jonas, for $3,082,270 and a second note in the amount of $591,704. These notes bear interest at the rate of 2.5% per annum and are amortized over three years. The first deferred payment is due 1-31-19. These promissory notes are referred to in the accompanying balance sheet as long-term and short-term debt, respectively.

Recent offerings of securities

None

Valuation

$25,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be a fair market value based on past experience and forward-looking expectations. Sober Network Inc is a compilation of four established brands in its health vertical. The pioneering ecosystem of care is far beyond other stand-alone products. To get a better grasp of value, the last known independent directory site was acquired by American Addictions Center in 2015 for $60 million. The computed multiple was 4 times revenue. This equated to approximately a million a month in advertising sales alone. Sober Network potentially can generate an equal amount plus additional revenue from increased call volume, sponsorship on its Sobersystems mobile app, Sober Coach training courses and its growth potential for increasing consultation services to trained coaches, Sobercoin sales and increased Sobercoin value if approved on various cryptocurrency focused exchanges.

USE OF PROCEEDS

Sober Network Inc. is raising additional capital specifically to integrate and grow our existing services, as well as to complete development and promotion of Sobercoin, a blockchain-based utility token designed to power the growing ecosystem of public and private providers of goods and services related to recovery from substance abuse. No proceeds are targeted for repayment of founder debt.

We expect to generate traffic and convert it to membership in our rewards driven sober community. We will accomplish this through utilizing Sobercoin, The Currency of Recovery, and our premier brand, Sober.com.

There is a usual and customary method to achieve increased traffic and volume to Sober.com. We plan to stay with the basics of initially using our owned media accounts. This is primarily staysober@Sober.com on the main menu of Sober.com and also our Facebook, Twitter and Instagram accounts.

With that as a foundation, we will then initiate an influencer campaign through sites like The Addict's Mom and One Good Thing. These sites are already catering to our targeted demographic, mothers with children in need. The third method is to use a designated amount of the marketing budget to buy visibility through Facebook, LinkedIn, and Google. Finally, we seek to partner with established recovery related sites and forums.

Press releases are also an anticipated vehicle to gain local, regional and national attention. Press releases often lead to interview opportunities for one or more team members to talk about our contribution and solution.

The concept is predicated on driving awareness and traffic to Sober.com and reward people for joining our community with Sobercoin, The Currency of Recovery. The marketing plan for achievement is poised and ready to be implemented. It is designed to focus on the trifecta of digital marketing as the most effective and fastest method to drive awareness and traffic. They are speaking to our targeted demographic. Earned media will come through promoting Dr. Jonas as an addictions expert for reference on third-party blogs, feeds, and websites; guest appearances and interviews and finally, our owned media will get a significant boost at https://community.sober.com and affiliated websites.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine and Escrow Fees (6.5% approximate fee)	$650	$100,000
Legal, Accounting and Consulting Expenses related to the Offering	$8,000	
Net Proceeds	$1,350	$970,000
Use of Net Proceeds:		
R&D & Production	$0	$307,000
Marketing	$0	$135,000
Working Capital	$1,350	$528,000
Total Use of Net Proceeds	$1,350	$970,000

Irregular Use of Proceeds

Sober Network will incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Travel expenses related to attending conferences promoting our products and services; payments to StartEngine; and payments to our attorneys, accountants and consultants related to this legal and regulatory compliance for this Offering.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

Sober Network has not previously failed to comply with Regulation CF. Annual

Report

The Company will make annual reports available at http://sobernetwork.com/legal/annualreports/. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sober Network Inc.

[See attached]

Sober Network, Inc.

**Financial Statements
and Independent Accountant's Review Report
12/31/2017 and 12/31/2016**

ANTHONY G. COLEMAN, JR. PA
CERTIFIED PUBLIC ACCOUNTANT
4171 W. Hillsboro Blvd #8
Coconut Creek, FL 33073

TEL (954) 354-2785
FAX (954) 354-3402
E-mail:tcoleman@southfloridataxes.com

Firm Licensed in the State of Florida

"INDEPENDENT ACCOUNTANT'S REVIEW REPORT"

To the Stockholders

We have reviewed the accompanying balance sheet of Sober Network, Inc., as of December 31, 2017 and December 31, 2016 along with the related statements of income and retained earnings, cash flows and changes in equity in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Sober Network, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information contained on the schedule of general and administrative expenses is presented only for supplementary analysis purposes. Such information has been subjected to the same inquiry and analysis procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made to them.

For the Firm

Anthony G. Coleman, Jr.
August 15, 2018

1

SOBER NETWORK, INC

TABLE OF CONTENTS

SOBER NETWORK, INC
BALANCE SHEETS
DECEMBER 31,

	2017	2016
ASSETS		
Current Assets		
Checking/Savings		
Bank Of America	3,078	50,633
Total Checking/Savings	3,078	50,633
Other Current Assets		
Due From Solercasm LLC	79,192	79,192
Total Other Current Assets	79,192	79,192
Total Current Assets	82,270	129,825
TOTAL ASSETS	82,270	129,825
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	15,444	11,969
Total Credit Cards	15,444	11,969
Other Current Liabilities		
Due To/From Shareholder	578,777	399,659
Total Other Current Liabilities	578,777	399,659
Total Current Liabilities	594,221	411,628
Total Liabilities	594,221	411,628
Equity		
Capital Stock	500	500
Retained Earnings	-282,303	-65,211
Net Income	-230,148	-217,092
Total Equity	-511,951	-281,803
TOTAL LIABILITIES & EQUITY	82,270	129,825

SOBER NETWORK, INC
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEAR END

	2017	2016
Advertising revenues earned	115,828	371,756
Cost of revenues earned	68,018	51,262
Gross Profit	47,810	320,494
General and Administration expenses	277,958	537,586
Income from operations	-230,148	-217,092
Net Income	-230,148	-217,092
Retained earnings at the beginning of the year	-282,303	-65,211
Retained earnings at year end	-512,451	-282,303

The accompanying notes are an integral part of this statement

SOBER NETWORK, INC
STATEMENTS OF CASH FLOWS
FOR THE YEAR END

	2017	2016
Cash at Beginning of Year	50,633	20,697
Operations		
Net Activities	(230,148)	(217,092)
Net Cash Flow from Operations	(230,148)	(217,092)
Financing Activities		
Cash receipts from		
Increase Loan from Shareholder	179,118	236,603
Net Increase Credit Cards Payable	3,475	10,424
Net cash from Financing Activies	182,593	247,027
Net Decrease in Cash	(47,555)	29,935
Cash at End of Year	3,078	50,633

Read Accountant's Review Report

The accompanying notes are an integral part of this statement

SOBER NETWORK, INC
Statements of changes in equity for the year ended
31st December 2017

	Share Capital	Retained Earnings	Revaluation Surplus	Total Equity
Balance at 1 January 2016	500	(65,211)	-	(64,711)
Changes in equity for the year 2016				
Income for the year		(217,092)	-	(217,092)
Balance at 31 December 2016	500	(282,303)	-	(281,803)
Changes in equity for 2017				
Income for the year	-	(230,148)	-	(230,148)
Balance at 31 December 2017	500	(512,451)	-	(511,951)

SOBER NETWORK, INC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company was incorporated under the laws of the State of Florida and began operations August 26th, 2015. The Company was created for the purpose of providing effective social change through identifying and implementing the latest technological advances for behavioral economics.

Method of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred, in accordance with generally accepted accounting principles.

NOTE 2 - INCOME TAX PROVISION

Deferred Tax Assets

At December 31, 2017, the Company has an expected net operating loss carryforward for Federal income tax purposes of $230,000 that may be offset against future taxable income through 2037. No tax benefit has been recorded with respect to these net operating loss carryforward in the accompanying consolidated financial statements as the management of the Company believes that the realization of the Company's net deferred tax assets of approximately $48,000 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carryforwards are offset by the full valuation allowance.

Deferred tax assets consist primarily of the tax effect of NOL carryforward. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realization. The valuation allowance increased approximately $48,000 and $59,000 for the fiscal year ended December 31, 2017 and for the period from December 31, 2016, respectively totaling $107,000 deferred.

Components of deferred tax assets are as follows:

	31-Dec-17	31-Dec-16
Net deferred tax assets – Non current:		
Expected income tax benefit from NOL carryforward	$ 48,000	$ 59,000
Less valuation allowance	(48,000)	(59,000)
Deferred tax assets, net of valuation allowance	$ -	$ -

Income Tax Provision in the Consolidated Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Fiscal Year Ended December 31, 2017	For the Fiscal Year Ended December 31, 2016
Federal statutory income tax rate	21%	21%
Change in valuation allowance on net operating loss carryforward	(21)	(21)
Effective income tax rate	0%	0%

NOTE 3 - LOANS RECEIVABLE

There is one current loan due to Sober Network, Inc. from Sober.com, LLC

NOTE 4- CREDIT CARD PAYABLE

The Company has one credit card with Bank of America.

NOTE 5- SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Update 2010-09, Subsequent Events (Topic 855), Sober Network, Inc has evaluated subsequent events through June 19, 2018, the date these financial statements were available to be issued.

On May 15, 2018 there was an assignment and assumption agreement between Delray Designs, Inc and Sober Network, Inc whereas, Delray Designs, Inc assigned right, title and interest in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business (the Assets) including, but not limited to, 378 domain names along with any and all telephone numbers associated with Delray Designs, Inc. (see Exhibit A)

On May 15, 2018 there was an assignment and assumption agreement between Sober.com, LLC and Sober Network, Inc whereas, Sober.com, LLC assigned right, title and interest in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business (the Assets) including, but not limited to, 2 trademarks, Code to website, 3 domain names along with any and all telephone numbers associated with Sober.com, LLC. (see Exhibit B)

On May 15, 2018 there was an assignment and assumption agreement between Client Care Solutions, Inc and Sober Network, Inc whereas, Client Care Solutions, Inc. assigned right, title and interest in, to and under the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business (the Assets) including, but not limited to, 1 trademark, 1 domain name, code to 3 mobile apps and all iterations thereof along with all active or expired licenses and current and archived data pertaining thereto for each of the shown above. (see Exhibit C)

On June 1, 2018 there was a Secured Promissory Note between Sober Network, Inc (maker) and Harold Jonas (holder) in the amount of $591,704 with an interest rate of 2.5% per annum on the unpaid principal amount until the sum owed is paid in full. (see Exhibit D)

On June 1, 2018 there was a Secured Promissory Note between Sober Network, Inc (maker) and Harold Jonas (holder) in the amount of $3,082,270, with an interest rate of 2.5% per annum on the unpaid principal amount until the sum owed is paid in full. (see Exhibit E)

NOTE 6 - NATURE OF OPERATIONS

Sober Network Inc. has acquired and integrated 3 brands: Sober.com and its constituent community of people seeking recovery from substance abuse, Sobersystems - an iOS and Android app and related management tools to help addiction treatment centers monitor and support people in recovery, and SoberCoaches.com, a website that provides both networking tools for people to find licensed or certified recovery coaches, and also provides nationally recognized training programs for people to become coaches.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Not applicable -- there are no material financial commitments outside of regular operations.

NOTE 8 - STOCKHOLDER'S EQUITY

100% Dr. Harold Jonas, CEO and founder of the 3 existing brands of Sober.com and creator of the developming brand, Sobercoin

NOTE 9 - RELATED PARTY TRANSACTIONS

Dr. Harold Jonas has funded the Sober.com, Sobersystems, SoberCoaches and Sobercoin development from their respective inceptions, and has also funded their integration into a consistent ecosystem under the Sober Network Inc. corporate umbrella since 2015.

SOBER NETWORK, INC
GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR END DECEMBER 31,

	2017	2016
Advertising/Marketing	37,790	313,629
Automobile Expense	2,442	1,157
Bank Service Charges	423	366
Computer and Internet Expenses	559	513
Conferences & Events	0	1,198
Contract Labor	135,381	160,071
Gifts & Donations	1,000	0
Insurance Expense	34,433	2,811
Interest Expense	3,671	3,318
Licenses & Fees	3,504	3,115
Meals and Entertainment	400	2,262
Merchant Fees	0	7,487
Office Expense	6,611	5,541
Office Supplies	534	2,647
Postage & Shipping	69	501
Professional Fees	4,515	5,254
Rent Expense	34,317	11,497
Repairs and Maintenance	436	19
Telephone Expense	2,637	5,060
Travel Expense	7,930	11,140
Utilities	1,307	0
Total Expense	277,958	537,586

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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Sober Network Inc.
Rewards-Driven Recovery Community
● Small CRO · ⚐ Delray Beach, FL · ⚲ Healthcare
⌂ Accepting International Investment

Overview   Team   Terms   Updates   Comments   [Share]

Join the Sober Network's fight against addiction.

Invest in Sober Network Inc.

There is not a person in America who has not been touched by addiction. As you're reading this, someone you may know is using drugs or alcohol.

A new report released by the Center for Disease Control in March 2018 found "Drug overdoses killed 63,632 Americans in 2016. Nearly two-thirds of these deaths (66%) involved a prescription or illicit opioid. Overdose deaths increased in all categories of drugs examined for men and women, people ages 15 and older, all races and ethnicities, and across all levels of urbanization." https://www.cdc.gov/media/releases/2018/0329-drug-overdose-deaths.html. The White House has declared it a National Public Health Emergency.
https://www.hhs.gov/sites/default/files/opioid%20PHE%20Declaration-no-sig.pdf
https://www.whitehouse.gov/briefings-statements/president-donald-j-trump-taking-action-drug-addiction-opioid-crisis/

Sober Network Inc. (the "Company") is in the business of providing innovative digital solutions and award-winning mobile applications that address multiple and varying needs of the substance abuse treatment industry.

The Company was formed in 2015 to consolidate the existing, complementary brands founded and developed by industry lawyer Dr. Harold Jonas to find and implement disruptive solutions into the billion-dollar substance abuse treatment industry.

The Company conducts its business operations under several different brands that have a singular purpose: assisting, recovering addicts and service providers in the addiction and recovery industry to produce better results.

The multi-billion dollar substance abuse treatment industry has been growing exponentially (https://store.samhsa.gov/shin/content/SMA14-4883/SMA14-4883.pdf) Unfortunately, we believe none of this growth and investment has moved the needle of change. We believe that as an industry, we have complexity stagnated, failing people seeking recovery, and their families.







SOBER ECONOMY


2
3.

Sober.com has been active online since 2000. It has grown to become a well-trafficked directory where people can find their best clinical and financial fit for services.

Sober Coaches (formerly RecoveryCoaches.com) was created to fill the void of trained coaches. The site offers accredited training and the network to connect coaches with clients. It is certified nationwide for our training program for coaching people seeking recovery by NAADAC, the National Association for Alcoholism and Drug Abuse Counselors.

Sobersystems is a mobile technology solution launched in 2012. Its innovative design became the foundation for award winning variations (Remindez and Healtek for MS clients).

Sobercoin launched in beta in 2018 and there is an active demo available at https://sobercoin.net. The concept is simple: incentivize people for behavioral change.

This is not a new concept and it is already successfully utilized in many areas. Most of us are familiar with how major corporations use rewards for loyalty programs, parents use rewards as a child rearing technique and the criminal justice system uses it to create rewards like parole.

Why not use the same concept for behavioral change?
Why not apply it to the opioid crisis?
Why not reward addicts to stay sober?

Further research discovered a convergence of blockchain, cryptocurrency and the brain's reward pathway. To move the needle on technology adoption, in December 2017 we created a digital rewards supply: Sobercoin, The Currency of Recovery. To date, we have developed and deployed Sobercoin (forked from Litecoin), created Android and Windows wallets (the iOS wallet is expected to be deployed late September 2018) and premined 6.2 million Sobercoin as of August 2018.

Sobercoin will primarily be used as rewards to incentivize current and future visitors (2 million annually per Google Analytics, 2017) to activate membership in the first rewards-driven Sober Community. (600,000 Sobercoin have been reserved for developers and founders).

Sober Network is providing people recovering from addiction the opportunity to choose sobriety and make a positive change. We want to reward people for behavioral change with Sobercoin.

Sober Network's business model is multifaceted, built on its core brand of Sober.com. This advertising directory needs to be rebuilt using an updated programming language for enhanced user operability. It currently serves nearly two million visitors a year, and this traffic can be converted to community members via our Sobercoin reward. These same visitors also can be converted into ad revenue as lead generators.

Once a member in our rewards driven community, the member is provided opportunities to generate additional Sobercoin by responding to offers. These offers consist of the visitor trading information for the Sobercoin reward. More Sobercoin can be generated by referring friends and family. Ad revenue is an option to explore in the offers as is traffic to other available services Sober Network provides.

One of the action calls is an opportunity to trade Sobercoin for current products or services. We have a Sobercoaches.info training platform as well as professional coaches available to provide recovery coaching in exchange for Sobercoin. The Intro to Sober Coach training modules are on 1:1 exchange basis, whereas coach services differs from coach to coach. Visitors can purchase the training if they do not want to earn Sobercoin. The nationally recognized training is sold in the marketplace via Google AdWords and in two affiliate networks, Clickbank and Offervault.

Our Sobersystems mobile app solution is a revenue stream waiting to

explode. Sober.com visitor traffic will be encouraged to download and use Sobersystems for accountability, data collection and to earn more Sobercoin. The app has an advertising platform built in for additional revenue.

We believe the Sobercoin reward token is the first of its kind in the industry. Our goal is get the Sobercoin adopted virally while introducing the digital concept to treatment center executive teams. Our plan is for Sobercoin to supplant the use of levels, points and strokes as a current reward model for achieving treatment goals and earning privileges. The value of the Sobercoin will be determined by adoption rates, utilization and scarcity.

Treatment centers and other providers of services and products to people in sobriety or recovery can purchase Sobercoin to reward and incentive their clients and customers. Each individual agency can distribute Sobercoin to their client base according to agency philosophy.
In addition to the direct products and services provided through our brands, we intend to monetize the vast amount of data we have accumulated on user behavior to date, as well as additional information we anticipate generating through integrating our services. All data is anonymized through our fully HIPAA and HITECH Act compliant server clusters, redundantly provisioned through Amazon Web Services, Microsoft Azure, Digital Ocean and Hostek.



SOBERCOIN

The Offering

Investment

$5.00/share of Common Stock B | When you invest you are betting the Company's future value will exceed $26M.

Perks*

$500 — When you invest $500, you will receive a Free Coach Training Course.

$1,000 — When you invest $1,000, you will receive the above training, 3 coaching sessions plus a commemorative Sobercoin.

**All perks are awarded after the offering is completed.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below*

Get Sober. Stay Sober.®

We believe it to be the First Blockchain Based Digital Currency

We believe it to be the First Blockchain Based Digital Currency Incentivizing an Addict's Motivation to Stay Clean, Sober and in Recovery

Blockchain-Based Sobercoin is The Currency of Recovery. It **incentivizes an addict using the reward system to stay clean and sober.** Numerous scholarly research studies have found the use of motivational incentives with addicts increased retention and resulted in higher rates of sobriety for participants. (See, e.g., Susan Perez, Ph.D, Betty Gurnell, M.ED, Meg Holmberg, MSW 2005.) **In short, it works!**


Earn Sobercoin Automatically by Using Sobersystems® App & Staying Compliant

Like frequent flier points or cash back bonuses on credit cards, Sobercoin acts as a reward for staying sober and off drugs. Anyone with internet access can join the Sober.com community and get rewarded with their first Sobercoin.

Sobercoin will be introduced with two designated markets:

- **Existing treatment agencies**, which lose leverage with clients as they progress through the continuum of care. Sobercoin can be implemented as a reward for a variety of treatment-oriented achievements.
- **The general public can earn Sobercoin** by registering as a member of our established online community, referring friends or using our Sobersystems mobile app.

Sober Network has a strategic plan to penetrate the market. We believe the mentality to accumulate points is entrenched and asking people to convert from points to Sobercoin is viewed as an easy bridge.
We believe owning Sobercoin will be a badge of honor to acquire, hold and circulate. Each time its transacted it is announcing to the world sobriety works! We'll then be able to leverage existing rewards programs to include Sobercoin as an accepted form of payment. This will let people use Sobercoin to purchase an array of products and services. Currently, Sobercoin holders can trade for advertising on Sober Network platforms, professional recovery coaching or even professional recovery coach training on Sobercoaches.info.



We intend Sobercoin to be used by those in recovery – and anyone choosing to support a recovering person – at recognized retail merchants or be integrated into existing rewards programs.

We need YOUR HELP to take Sober Network to the next level.



To date, Sober Network has created established brands in the market. Most recently we have created Sobercoin using the Litecoin fork on the Blockchain. We developed our own mining program and have over 5.1 million Sobercoin ready to distribute into the marketplace. This public information can be reviewed at http://www.sobercoin.net/explorer/.

To achieve long-term success we must ramp up national marketing and advertising while continuing additional technology development.

Previous Successes





Dr. Harold Jonas has been active in long term recovery for more than 30 years. He earned his licensure as a psychotherapist in Florida specializing in Addiction. Through his journey in recovery he obtained a Master's Degree in Counseling Psychology and a Ph.D. in Addiction Studies. He continues to maintain certification as an Addictions Professional (Ph.D., L.M.H.C., CAP). As a serial entrepreneur behind more than 10 highly successful brand launches, Dr. Jonas' vision for Sober Network combines his extensive knowledge of addiction and recovery with technology and business.

Sober.com (formerly called soberhouses.com) started in 2000 as the first housing directory dedicated to serving people in transition. Determined to assist people departing treatment who needed to establish stable drug-free housing in areas from where they came from, Soberhouses.com was created and dominated the market. Industry demand necessitated the domain acquisition of Sober.com, expanding housing to include the full continuum of care. Visitors to Sober.com soon made clear they wanted more than information, they needed supportive services.

Advertising revenues permitted growth and development, allowing us to offer free recovery coach training - a social capitalism investment in recovery coaching. Again, Dr. Jonas was first to market in 2005, providing live online training of new coaches. The training included being certified by the Florida Certification Board (and later by NAADAC, the National Association for Alcoholism and Drug Abuse Counselors). Recovery coaching is widely viewed as a valued service in the addiction and recovery treatment industry.

The Internet evolved as did the team, and a brief history shows how the Sobersystems mobile app was created. Dr. Jonas' overarching vision for strong, sober, supportive recovery communities led him to open Koffeeokee, a social environment to serve as the hub of recovery for recovering addicts. Koffeeokee was prototyped for potential licensing nationwide. This new brand of coffeehouse pioneered the integration of social support, entertainment, and creativity outlets for guests visiting and living in the Delray area and surrounding communities. Koffeeokee drew national and international attention via front page articles in the New York Times and The Guardian (2007). At Koffeeokee, Dr. Jonas observed the youthful population gravitate to the latest technological trend: iPhone. The future was clear to Dr. Jonas, and an accountability platform called Sobersystems went live in 2012. This innovative platform became the foundation for multiple editions, including Reminderz and FlexDek for MAT, both of which received first prize recognition in national contests for technology-based solutions for client engagement and retention.

Following the path of these successes, additional specialty directories were created from the Company's expansive domain portfolio. Halfwayhouses.com, Soberhouses.com and Christianrehabs.com were launched and are still minimally trafficked. These and many other opportunities sit idle as we secure more funding to establish them as viable options to assist people seeking help.

Community Connection





In the substance abuse treatment industry, pro bono services are provided. We want agencies to exchange those same services for Sobercoin. *Why?* It becomes a win for all. The client is incentivized, the agency gets to shout out support, and Sobercoin gets circulated. This is a marketing vehicle waiting to leave the station. Every time an agency chooses to trade services for Sobercoin, Sober Network will add it to a running banner billboard on all its properties, announcing the agency's contribution.

Sober Network is promoting Sobercoin to be a shared currency for the sober community. Our own initial ecosystem can be utilized or segmented out to existing providers with Sobercoin used as an incentive to change. This is your chance to join Dr. Jonas and his team and change society – and save lives


DEPRESSION
OVERDOSE
RECOVERY
REHABILITATION

A New Frontier of Treatment

Sober Network leads the way to a new frontier of treatment intervention tackling the raging substance abuse contagion impacting every segment of society.

Traditional treatment interventions usually require the active substance abuser to relocate to a facility for care. This starts with a supervised medical detox, then to less restrictive levels of care. Discharge normally happens too soon. The addict is left unprepared to meet life on life's terms, which very often results in the addict regressing to drug use to cope.

We are proposing meeting the addict where they are and guiding them through the process of change. This will be done by providing a connection with a Sober Coach and incentivizing the addict throughout their recovery with the opportunity to earn Sobercoin.


SOBER SYSTEMS
Check-In
Community
Lifelines
Meetings
Schedule
Log Out




The Currency of Recovery

Sober Network Inc. is an active operational company generating revenue from multiple brands. To date each brand has functioned independently. In May 2018, all brands were solidified under the corporate banner of Sober Network Inc. We are poised to explode our ecosystem into the marketplace. Our intent is that Sobercoin will be accepted at agencies participating in the ecosystem of Sober.com, Sobercoaches, Sobersystems and its valued affiliates and partners. Barriers to services are reduced and individuals, families and communities can get improved care.

The Statistics

According to the U.S. Substance Abuse and Mental Health Services Administration (SAMHSA), on any given day, there are 21 million active drug users in the United States. The great tragedy is that according to our findings, at most 2.3 million people get professional treatment each year. https://www.samhsa.gov/data/report/2016-national-survey-on-drug-use-and-health

Current treatment models which encourage anonymity do not permit statistics to be accumulated for analysis.

More than 64,000 Americans died from drug overdoses in 2016, including illicit drugs and prescription opioids – a figure that has nearly doubled in a decade, per the public health information provided by the U.S. Centers for Disease Control at http://wonder.cdc.gov.
https://www.cdc.gov/media/releases/2018/p0329-drug-overdose-deaths.html;
https://www.nytimes.com/interactive/2017/09/02/upshot/fentanyl-drug-overdose-deaths.html

According to SAMHSA data analysis, it takes an individual three treatment episodes over a ten-year period to achieve one year of sobriety. This is an utter abysmal failing, and too many people are dying long before the ten-year mark.

WE CAN – WE MUST – DO BETTER!



US Opioid Overdose Deaths

A 48% increase from 2015-2016. Largely due to fentanyl and fentanyl-laced heroin.

Drugs Involved in US Overdose Deaths

Of the 64,000 drug overdose deaths in 2016, the sharpest increase occurred among deaths related to fentanyl and fentanyl analogs (synthetic opioids with over 20,000 overdose deaths.
https://www.hhs.gov/about/news/2017/10/26/hhs-acting-secretary-declares-public-health-emergency-address-national-opioid-crisis.html

Invest in Sober Network today!



Can We Afford to Wait?

By supporting Sober Network you'll actively contribute to improving the well-being of our nation, which will have a direct positive impact on your family and local community. Additionally, you'll be funding massive change to an outdated system of care that is broken and steers the people who need help most onto a path of senseless struggles.

We're on the verge of implementing profoundly positive change that will engage young people by communicating with them directly through their mobile devices. As far as we know, no other company has implemented this many services under one platform before. Help us disrupt society – for the betterment of all.





2000 - 2003	2013	2017	Q3 2018	Q1 2019
2004	2014	Q2 2018	Q3 2018	Q1 2019

In the Press

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Meet Our Team



Dr. Harold Jonas

Founder, Director and CEO

Dr. Harold Jonas, the Founder and CEO of Sober Network Inc., has been working in the Addiction & Recovery [text illegible] ...

Drew Palmer

Strategy Consultant

Drew Palmer is the Strategy Consultant at Sober Network Inc. He acts as a business consultant and technology project manager. He [text illegible] ...

Ria Romano

Director of Public Relations

Ria Romano is the Director of PR where she acts as a marketing consultant and public relations coverage manager. She has [text illegible] ...

Michael Ewing

Director of Brand Engagement

DIRECTOR OF BRAND ENGAGEMENT Michael has more than 30 years of experience in branding, working with some of the biggest marketing agencies and brands in the country. He is known [text illegible] ...

Dimitrius Khaladj

Director of Development

CHIEF TECHNICAL OFFICER Dimitrius Khaladj is on the solution team as the developer. He holds a B.S. in Applied Physics from Langstone University and a M.S. in Nano Engineering from the University of Calgary. He is currently pursuing his PhD in Physics at the University of California. He has developed advanced computer models for data analysis to model cellular [text illegible] ...

Offering Summary

Maximum 214,000* shares of Common Stock B ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% bonus below.

Minimum 2,000 shares of Common Stock B ($10,000)

Company	Sober Network Inc.
Corporate Address	215 NW 1st Avenue, Delray Beach, FL 33444
Description of Business	Services for people recovering from substance abuse and addiction.
Type of Security Offered	Common Stock B
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$500.00

Perks*

$500-$1000 + If you invest $500, you will receive a free Coach Training Course.

$1,000 + If you invest $1,000 or more, you will receive the above training, 5 coaching sessions, plus a commemorative Soccer [illegible]

**All Perks awarded after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Soccer Network Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock B at $5 / share, you will receive 10 Common Stock Class B bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Soccer Network Inc. will incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Travel expenses related to attending conferences promoting our products and services; payments to StartEngine; and payments to our attorneys, accountants and consultants related to this legal and regulatory compliance for this offering.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

What if I told you it's now possible to get paid to enter and stay in recovery from alcohol and drug abuse?

Sobercoin does just that. It is "The Currency of Recovery".
Sobercoin is based on blockchain technology. It is a utility we created for our token-based community.
It paves the way for people to get connected and stay connected AND evoke social change.
Research in the field of addiction has determined the use of motivational incentives affects positive change.
Sobercoin is the reward people need to enter and stay in recovery.
It will increase sobriety and reduce costly relapse.

How to earn Sobercoin?

1) Join the Sober.com community.
2) Trade for special offers.
3) Refer a friend.
4) Use the Sobersystems mobile app.

Then, spend your Sobercoin on:

▪Online Recovery Coaching.
▪Advertising on Sober Network properties.
▪Training at Sobercoaches.com.
▪Live Monitoring.

Future services for Sobercoin are likely to include:

• Telephonic Evaluations.
• Telephonic Counseling.
• Detox Services.
• Sober Housing.
• Medication Discounts.

Earn and spend your coin.
Become part of the solution.

Welcome to the future of recovery.
This is Sobercoin.

Learn more at www.sobercoin.net

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:31 PM 05/24/2018
FILED 02:31 PM 05/24/2018
SR 20184315828 - File Number 5810832

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SOBER NETWORK INC.

Sober Network Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. The name of the Corporation is Sober Network Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was August 26, 2015 (the "**Original Certificate**").

2. This Amended and Restated Certificate of Incorporation (the "**Certificate**") amends, restates and integrates the provisions of the Certificate of Incorporation, and was duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law (the "**DGCL**").

3. The text of the Original Certificate is hereby amended and restated in its entirety to provide in full as set forth herein.

ARTICLE I
NAME

The name of the Corporation is Sober Network Inc.

ARTICLE II
<u>REGISTERED OFFICE AND AGENT</u>

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The name of its registered agent at such address is Harvard Business Services.

ARTICLE III
<u>PURPOSE</u>

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV
CAPITAL STOCK

This Corporation is authorized to issue shares as follows:

A. Five Million (5,000,000) shares of Common Stock A, par value $0.001 per share. Each share of Common Stock A shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of the stockholders.

Upon the effective time (the "**<u>Effective Time</u>**") of the filing of this Certificate of Amendment, each one (1) share of the Corporation's Common Stock A that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock A in excess of one (1) share held by any stockholder), is and shall be

subdivided and reclassified into five thousand (5,000) fully paid, nonassessable shares of Common Stock A (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such five thousand-to-one (5,000-to-1) ratio) (the "**Forward Stock Split**") Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**") shall thereafter represent that number of shares of Common Stock A into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share, of Common Stock A shall not be affected by the Forward Stock Split.

B. One Million (1,000,000) shares of Common Stock B, par value $0.001 per share. The holder of each share of the Common Stock B shall not be entitled to any voting rights on matters submitted to a vote at a meeting of the stockholders.

C. Dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board or any authorized committee thereof.

D. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

ARTICLE V
LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (a) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of this Article V by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a Director at the time of such repeal or modification.

THIS Amended and Restated Certificate of Incorporation is executed as of this 24th day of May, 2018.

SOBER NETWORK INC.

By: /s/ Harold Jonas
    Harold Jonas, President

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